Exhibit 21.1
NEUROCRINE BIOSCIENCES INC. SUBSIDIARIES

Name of Subsidiary	Jurisdiction
Neurocrine Continental, Inc.	Delaware, USA
Neurocrine International, Inc.	Delaware, USA
Neurocrine Group Limited	England and Wales
Neurocrine UK Limited	England and Wales
Neurocrine Holdings Limited	England and Wales
Neurocrine Ireland Limited	Ireland
Neurocrine Therapeutics Limited	Ireland
Neurocrine Switzerland GmbH	Switzerland
Neurocrine Netherlands B.V.	The Netherlands